ANNUAL INFORMATION FORM

For the year ended June 30, 2021

Dated as at September 28, 2021

NEW PACIFIC METALS CORP.

Suite 1750 - 1066 West Hastings Street
Vancouver, BC, Canada  V6E 3X1
Tel: (604) 633-1368
Fax: (604) 669-9387
Email: info@newpacificmetals.com
Website: www.newpacificmetals.com

ITEM 1: GENERAL

1.1 Date of Information

All information in this Annual Information Form ("AIF") is as of June 30, 2021, unless otherwise indicated.

1.2 Forward-Looking Statements

This AIF contains "forward-looking statements" and "forward-looking information" collectively referred to herein as "forward-looking statements" for New Pacific Metals Corp. (the "Company" or "New Pacific") within the meaning of the applicable U.S. and Canadian securities laws that are based on expectations, estimates and projections as at the date of this AIF.  These forward-looking statements include but are not limited to statements and information concerning: plans and expectations for the Silver Sand Project (as defined below), the Silverstrike Project (as defined below), and the Carangas Project (as defined below).

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events, or results "may" or "could", "would", "might", or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.  These forward-looking statements are based on the beliefs of the Company's management as well as on assumptions, which management believes to be reasonable based on information currently available at the time such statements were made.  However, there can be no assurance that the forward-looking statements will prove to be accurate.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.  Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: social and economic impacts of COVID-19; political instability and social unrest in Bolivia and/or other jurisdictions where the Company operates; general business, economic, competitive, political, regulatory and social uncertainties; silver and gold price volatility; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to factors beyond the control of the Company; risks and uncertainties associated with exploration and mining operations; risks related to the ability to obtain adequate financing for planned development activities; lack of infrastructure at mineral exploration properties; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of mineral deposits; uncertainties related to title to mineral properties and the acquisition of surface rights; risks related to governmental regulations, including environmental laws and regulations and liability and obtaining permits and licences; the ratification and approval of the MPC by the Plurinational Legislative Assembly of Bolivia; the approval of the mining association agreement for the Silverstrike Project by AJAM; the ability of the Company to convert the exploration licenses at the Carangas Project to AMC (as defined below); future changes to environmental laws and regulations; unknown environmental risks from past activities; commodity price fluctuations; risks related to reclamation activities on mineral properties; risks related to political instability and unexpected regulatory change; currency fluctuations; influence of third party stakeholders; conflicts of interest; risks related to dependence on key individuals; risks related to the involvement of some of the directors and officers of the Company with other natural resource companies; enforceability of claims; the ability to maintain adequate control over financial reporting; disruptions or changes in the credit or security markets; actual results of current exploration activities; mineral reserve and mineral resource estimate risk; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting production and cost targets; discrepancies between actual and estimated production; metallurgical recoveries; mining operational and development risk; litigation risks; speculative nature of silver exploration; global economic climate; dilution; environmental risks; community and non-governmental actions; regulatory risks; U.S. securities laws; and cyber-security risks. This list is not exhaustive of the factors that may affect any of the forward-looking statements of the Company.

Forward-looking statements are statements about the future and are inherently uncertain.  Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out generally and certain economic and business factors, some of which may be beyond the control of the Company.  Further, these statements are only current as of June 30, 2021, unless otherwise indicated, as the case may be.  Important risk factors are identified in this AIF under the heading "Item 4.2 - Risk Factors".  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described.  Investors are cautioned against attributing undue certainty to forward-looking statements.  The Company does not undertake to update or supplement any of these forward-looking statements as a result of changing circumstances or otherwise, and the Company disclaims any obligation to do so, except as required by applicable laws.  For all of these reasons, such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon.

1.3 Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States Securities and Exchange Commission's (the "SEC").  The terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this AIF are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Standards"), which definitions have been adopted by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  Accordingly, information contained in this AIF providing descriptions of the Company's mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other public companies subject to the technical disclosure requirements of the SEC.

Readers are cautioned not to assume that all or any part of mineral resources will ever be converted into reserves. Pursuant to CIM Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.

Canadian standards, including the CIM Standards and NI 43-101, differ significantly from standards in the SEC's Industry Guide 7 ("Guide 7") under the United States Securities Act of 1933, as amended.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to corresponding definitions under the CIM Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this AIF may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

1.4 Currency

All sums of money which are referred to herein are expressed in lawful money of United States ("U.S."), unless otherwise specified.  The symbol "CAD$" denotes lawful money of Canada.  The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average closing rate and the high and low closing exchange rates for one Canadian dollar expressed in U.S. dollar, as quoted by the Bank of Canada:

	Year Ended June 30,
	2021	2020	2019
High	0.8306	0.7710	0.7811
Low	0.7344	0.6898	0.7330
Average	0.7807	0.7453	0.7556
Period End	0.8068	0.7338	0.7556

The exchange rate for one Canadian dollar expressed in U.S. dollar based upon the daily average exchange rate on June 30, 2021 provided by the Bank of Canada was $0.8608.

ITEM 2: CORPORATE STRUCTURE

2.1 Names, Current Address and Incorporation

The Company was formed as a special limited company under the Company Act (British Columbia) on April 19, 1972.  By special resolution of its shareholders dated July 21, 1983, the Company converted itself from a special limited company to a limited company.  Subsequently, on November 6, 1997, the Company continued in Bermuda by way of continuation as a foreign corporation.  On November 5, 2003, the Company continued in British Columbia under the Company Act (British Columbia).  In 2004, the Company adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia).  On July 1, 2016, the Company's name was changed to "New Pacific Holdings Corp."  On July 20, 2017, the Company's name was changed back to "New Pacific Metals Corp."  The head office, principal address, and registered and records office of the Company is located at Suite 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.  The common shares of the Company trade on the Toronto Stock Exchange ("TSX") under the symbol "NUAG" and on the NYSE American stock exchange (the "NYSE American") under the symbol "NEWP".

2.2 Intercorporate Relationships

The corporate structure of the Company and its subsidiaries, as of June 30, 2021, is as follows:

Note:

* Project owned by the Company's Bolivian partner.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Business of New Pacific

New Pacific is a Canadian mining issuer engaged in exploring and developing mineral properties in the Americas.  The Company's precious metal projects include the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia.  With experienced management and sufficient technical and financial resources, the Company is well positioned to build shareholder value through exploration and resource development.

3.2 Three Year History

(a) Fiscal 2021 (year ended June 30, 2021)

On July 27, 2021, the Company announced the commencement of a planned 38,000 m diamond drill program at the Silver Sand Project with the objectives to expand the existing resource, which remains open along strike and at depth, and to complete geotechnical drilling to support the PEA study.  For additional information on the 2021 drill program at the Silver Sand Project, please see the Company's news release dated July 27, 2021.

On June 29, 2021, the Company announced that it, following receipt of exploration licenses and environmental permits, commenced an initial discovery drill program at the Carangas silver project (the "Carangas Project") located in the Oruro Department, Bolivia. Please see "Carangas Project" section below for additional information.

On July 15, 2021, the Company filed a final short form base shelf prospectus (the "Prospectus") with the securities regulatory authorities in each of the provinces in Canada and a corresponding registration statement on Form F-10 with the U.S. Securities Exchange Commission (the "Registration Statement").  The Prospectus and the Registration Statement enable the Company to make offerings of up to US$200,000,000 of common shares, preferred shares, debt securities, warrants, units or subscription receipts of the Company or any combination thereof from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Prospectus is effective.  The specific terms of any future offering will be established in a supplement to the Prospectus, which will be filed with the applicable Canadian securities regulatory authorities.

On May 20, 2021, the Company's common shares commenced trading on the NYSE American and ceased trading on the OTCQX Market on May 19, 2021.

On April 12, 2021, the Company signed a mining association agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project.

On November 18, 2020, the Company distributed all of the spin-out shares held by it to the Company's shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia).  Assets and liabilities of Whitehorse Gold Corp. ("Whitehorse Gold") and the Tagish Lake Gold Project were disposed upon completion of the spin-out (the "Spin-Out").  On November 15, 2020, Whitehorse Gold's common shares were listed for trading on the TSX Venture Exchange ("TSX-V") under the symbol "WHG". As a result of the Spin-Out, the Company no longer holds an interest in the Tagish Lake Gold Project.

On August 11, 2020, the Company's common shares graduated from the TSX-V to the TSX.

(b) Fiscal 2020 (year ended June 30, 2020)

In Fiscal 2020, the Company increased the bench strength with key hires during the period including successfully transitioning Mark Cruise from COO to CEO, adding a VP Sustainability, dedicating a Project Manager to the Silver Sand project and hiring local Bolivian sustainability team members.

The Company strengthened the treasury by raising net proceeds of CAD$38.9 million through two bought deal financings to fund exploration and development studies.

On April 14, 2020, the Company released its inaugural NI 43-101 Mineral Resource estimate for the Silver Sand Project.  For further details, please refer to the Company's news release dated April 14, 2020 and an amended and restated technical report entitled "Silver Sand Deposit Mineral Resource Report (Amended)" with an effective date January 16, 2020 filed under the Company's profile on SEDAR at www.sedar.com and available on the Company's website at www.newpacificmetals.com.

In response to the COVID-19 pandemic, the Company's Health & Safety Team implemented Companywide safety protocols such as 14-day self-isolation where necessary, travel restrictions, remote working and enhanced hygiene controls. The Company also continues to provide assistance to the communities neighbouring our projects by donating medical, hygiene, personal protective equipment, and food supplies as part of the Company's ongoing social responsibility program.

On December 19, 2019, the Company expanded the Silver Sand land package by acquiring 100% interest in a Special Temporary Authorization ("ATE") named "El Bronce" located approximately 4 km north of the property for $200,000 to arm's length private owners.  The El Bronce ATE is six hectares but will total approximately 0.50 km2 once it has been consolidated to Administrative Mining Contracts ("AMC").

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from private Bolivian corporation by making a one-time cash payment of $1,350,000.  Under the agreement, the Company's Bolivian subsidiary will cover 100% of the future expenditures including exploration, development and mining production activities.  The agreement has a term of 30 years and renewable for another 15 years and is subject to approval by AJAM.

(c) Fiscal 2019 (year ended June 30, 2019)

On May 22, 2019, Pan American Silver Corp. ("Pan American") and Silvercorp Metals Inc. ("Silvercorp") exercised their warrants and the Company received gross proceeds of CAD$19,950,000.

On January 11, 2019, New Pacific announced that Alcira entered into a Mining Production Contract (the "MPC") with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in the areas adjoining the Company's Silver Sand Project.  Please see "Mining Production Contract" section below for current status of the MPC.

In July 2018, the Company entered into an agreement with third party private owners to acquire their 100% interest in the Jisas and Jardan ATEs located north of the Silver Sand Project by cash payments in the aggregate amount of $1,000,000 and issuance of 832,000 common shares.

Exploration and Development Properties

Bolivian Land Tenure

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or "AJAM"). Under Bolivian mining laws, tenure is granted as either an AMC or an exploration license.  Tenure held under previous legislation was converted to ATEs, formerly known as "mining concessions", which are now required to be consolidated into new 25-hectare sized cuadriculas (concessions) and converted to AMC.  AMCs created by conversion recognize existing rights of exploration and/or exploitation and development, including treatment, metal refining, and/or trading.  AMCs have a fixed term of 30 years and can be extended if certain conditions are met. Each contract requires ongoing work and the submission of plans to AJAM.

Exploration licenses permit exploration activities only and must be converted to AMCs to conduct exploitation and development activities.  Exploration licenses are valid for a maximum of five years and provide the holder with the preferential right to request an AMC.  In specific areas, mineral tenure is owned by the Bolivian state mining corporation, Corporación Minera de Bolivia ("COMIBOL"). In these areas, development and production agreements can be obtained by entering into a Mining Production Contract ("MPC") with COMIBOL.

Silver Sand Project

In accordance with the Mining Law, New Pacific (through Alcira) submitted all required documents for the consolidation and conversion of the original 17 ATEs, which comprise the core of the Silver Sand Project, to cuadriculas and AMC to AJAM.  On January 6, 2020, Alcira signed an AMC with AJAM pursuant to which the 17 ATEs were consolidated into one concession with an area of 3.17 km2.  On June 17, 2021, the AMC for the Silver Sand Project was registered and notarized before Bolivia's National Mining Registry and on July 15, 2021 published in AJAM's Mining Gazette.

In addition, New Pacific acquired a 100% interest in three ATEs called Jisas, Jardan and El Bronce originally owned by third party private entities. These three ATEs, when converted to AMCs, will total 2.25 km2.  Consequently, the total area owned by the Company which comprises the Silver Sand Project is 5.42 km2.

Advanced studies commenced on the Project following a competitive tendering process, the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc (an Amec Foster Wheeler company) to lead the Preliminary Economic Assessment, Environmental baseline study, and Social baseline studies, respectively. The studies are currently in progress.

Mining Production Contract

As mentioned above, Alcira entered into the MPC with COMIBOL in 2019 granting Alcira the right to carry out exploration, development and mining production activities in the areas adjoining the Company's Silver Sand Project.  The MPC is comprised of two areas. The first area is located to the south and west of the Silver Sand Project.  The second area includes additional geologically prospective ground to the north, east and south of the Silver Sand Project, wherein COMIBOL is expected to apply for exploration and mining rights with AJAM.  Upon granting of the exploration and mining rights, COMIBOL will contribute these additional properties to the MPC.

There are no known economic mineral deposits, nor any previous exploration drilling or mineral discoveries within the MPC areas.  The MPC presents an opportunity to explore and evaluate the possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project.

The MPC was approved by Bolivia's Ministry of Mining and Metallurgy but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia.  As of the date of this AIF, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia.  Presidential elections were held in Bolivia on October 18, 2020 and the President assumed office on November 8, 2020.  The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the new government's positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government's position on these issues could adversely affect the ratification of the MPC and the Company's business.

Carangas Project

In April 2021, the Company signed a mining association agreement with a private Bolivian company and acquired a 98% joint venture interest in the Carangas Project.  Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development and production activities for the project.  The agreement has a term of 30 years and is renewable for additional 15 years.  The Carangas Project is located approximately 180 km southwest of the city of Oruro and within the 50 km from Bolivia's border with Chile. The private Bolivian corporation is owned 100% by Bolivian nationals and holds title to the two exploration licenses (covering an area of 6.25 km2) that comprise the Carangas Project.  On June 29, 2021, following receipt of exploration licenses and environmental permits, the Company commenced initial discovery drilling at the Carangas Project.

On June 29, 2021, the Company announced the commencement of an initial discovery drill program at the Carangas Project to test near-surface bulk-tonnage and high-grade vein-hosted silver-rich polymetallic targets centred on and adjacent to the historically exploited West and East Dome areas. For additional details, please refer to the Company's news releases dated April 12, 2021 and June 14, 2021.  Phase I of the 5,000 m drill program is expected to be comprised of approximately 20 drillholes with an initial 3,000 m to be completed over an eight-week period.  Contingent on the success of initial results, follow-up drilling will comprise the remainder of the budgeted 5,000 m program.  On September 8, 2021, the Company announced assay results from the first two drill holes of the initial discovery drilling program - please see the Company's news release dated September 8, 2021 for additional information.

Silverstrike Project

The Silverstrike Project is located approximately 140 km southwest of La Paz, Bolivia.  In December 2019, the Company signed a mining association agreement and acquired a 98% joint venture interest in the Silverstrike Project from a private Bolivian corporation by making a one-time cash payment of $1,350,000.  The private Bolivian corporation is owned 100% by Bolivian nationals and holds the title to the nine ATEs (covering an area of approximately 13 km2) that comprise the project.  Under the mining association agreement, the Company is required to cover 100% of future expenditures including exploration, contingent on results of development and subsequent mining production activities at the Silverstrike Project.  The agreement has a term of 30 years and is renewable for another 15 years.  The mining association agreement is subject to approval by AJAM.

The Silverstrike Project shares many similarities with the Silver Sand Project pre-discovery drilling, namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district - the Berenguela District, presence of felsic Tertiary intrusive rocks with corresponding multiple silver-rich occurrences associated with sercitic alteration. The area is largely underexplored, with limited modern exploration to date.  The Company's joint venture partner has applied for exploration rights over areas surrounding the Silverstrike Project on behalf of the joint venture.

During 2020, the Company's exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the project. The results to date indicate good to excellent exploration potential for hosting narrow, high-grade, near-surface broad-zones of silver mineralization.  Please refer to the Company's news release dated September 29, 2020 for details on the exploration program at the northern areas of the project and to the news release dated November 19, 2020 for details on exploration activities and field work on the central and southern areas of the project.

Frontier Area - Carangas and Silverstrike Projects

The Carangas and the Silverstrike projects are located within 50 km of the Bolivian border with Chile. In line with many South American countries, Bolivia does not permit foreign entities to own property within 50 km of international borders (the "Frontier Area").  Property owners in the Frontier Area are, however, permitted to enter into mining association agreements, or joint ventures, with third parties, including foreign entities, for the development of mining activities under Bolivian Law No. 535 on Mining and Metallurgy.  While the Company believes the joint ventures for the Carangas and the Silverstrike projects are legally compliant with the Frontier Area requirements and Bolivian mining laws, there is no assurance that the Company's Bolivian joint venture partners will be successful in obtaining the approval of AJAM to convert the exploration licenses to AMC in the case of Carangas Project and the mining association agreement in the case of the Silverstrike Project, or that even if approved, that such relationships and structures will not be challenged by other Bolivian organizations or communities.

RZY Silver-Lead-Zinc Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project.  The RZY Project is located approximately 237 km from the city of Yushu Tibetan Autonomous Prefecture.  In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company's subsidiary, Qinghai Found, reached a compensation agreement with the Qinghai Government for the RZY Project.  Pursuant to the agreement, Qinghai Found will surrender its title of the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $2.7 million (RMB ¥20 million).  As of June 30, 2021, the process was under review and subject to approval by the Qinghai Government.

3.3 Significant Acquisitions

The Company made no significant acquisitions in its most recently completed financial year.

ITEM 4: DESCRIPTION OF THE BUSINESS

4.1 General

Specialized Skill and Knowledge

All aspects of the Company's business activities require specialized skills and knowledge.  Such skills and knowledge include the fields of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting.  While competition in the resource mining industry has made it more difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining experts for its key activities.

Competitive Conditions

Competition in the mineral exploration industry is intense.  The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to mineral price and investment climate cycles.  The marketability of minerals is also affected by worldwide economic and demand cycles.  It is difficult to assess if the current commodity prices are long-term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy.  If global economic conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of the Company's projects.

Economic Dependence

The Company's business is not substantially dependent on any contract such as a contract to see the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise, license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Bankruptcy and Similar Procedures

There is no bankruptcy, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings.  There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company within the three most recently completed financial years or currently proposed for the current financial year.

Foreign Operations

Our principal operations and assets are located in Bolivia.  Our operations are exposed to various levels of political, economic, social and other risks and uncertainties.  These risks and uncertainties include, but are not limited to government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and mine safety. The effect of these factors cannot be accurately predicted.  See "Risk Factors".

Reorganizations

Other than the Spin-out, there have been no material reorganizations of the Company or its subsidiaries within the three most recently completed financial years nor any material reorganizations proposed for the current financial year.

Social Policies

The board of directors of the Company (the "Board") has adopted a written code of business conduct and ethics (the "Code").  A copy of the Code may be obtained by contacting the Company at the address on the cover of this AIF.  Alternatively, a copy of the Code can be found on the Company's website at www.newpacificmetals.com.  When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal.  All such interests in transactions or agreements involving senior Management are dealt with by the Board, regardless of apparent immateriality.

Employees

As at June 30, 2021, the Company had 61 employees.

4.2 Risk Factors

Mining Business

An investment in the common shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. Shareholders of the Company may lose their entire investment. The market price of the Company's common shares may be affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for its shares. The effect of these and other factors on the market price of the common shares in the future cannot be predicted. The lack of an active public market could also have a material adverse effect on the price of the common shares.

In addition, risk factors identified in this AIF, as well as risks not currently known to the Company, could materially adversely affect the Company's future business, operations and financial condition and could cause actual results to differ materially from the estimates described in the forward-looking statements and information relating to the Company.

The Company is currently in the business of acquiring and exploring mineral properties, and is exposed to a number of risks and uncertainties that are common to other mineral exploration companies in the same business.  The following is a brief discussion of those factors which may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this AIF, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

No Revenues or Ongoing Mining Operations

The Company is a development stage mineral company and has no revenue from operations and no ongoing mining operations of any kind.  The Company has not developed or operated any mines, and has no operating history upon which an evaluation of the Company's future success or failure can be made.  The Company's ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including the Company's ability to successfully build and operate mines, processing plants, and related infrastructure.  The Company may not successfully establish mining operations or profitably produce metals at its properties.  As such, the Company does not know if it will ever generate revenues.

Mineral Deposits Not Economic

The determination of whether any mineral deposits on the Company's mineral projects are economical is affected by numerous factors beyond the control of the Company.  These factors include: (a) the metallurgy of the mineralization forming the mineral deposit; (b) market fluctuations for metal prices; (c) the proximity and capacity of natural resource markets and processing equipment; and (d) government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

Political and Economic Risks in Bolivia

The Silver Sand Project is located in Bolivia.  Regardless of recent progress in restructuring its political institutions and revitalizing its economy, Bolivia's history since the mid-1960s has been one of political and economic instability under a variety of governments.  Since 2006, the government has intervened in the national economy and social structure, including periodically imposing various controls, the effects of which have been to restrict the ability of both domestic and foreign companies to freely operate.  Although the Company believes that the current conditions in Bolivia are relatively stable and conducive to conducting business, the Company's current and future mineral exploration and mining activities in Bolivia are exposed to various levels of political, social, economic, and other risks and uncertainties.  These risks and uncertainties include, but are not limited to, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, political and labour unrest, civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licences and social licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, changing social conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens or purchase supplies from a particular jurisdiction.

There has been a significant level of social unrest in Bolivia in recent years resulting from a number of factors, including a high rate of unemployment.  Protestors have previously targeted foreign firms in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company's operations.  The Company's exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.  Bolivia's fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change.  In addition, labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.  The Company cannot predict the government's positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation.  A change in government positions on these issues could adversely affect the Company's business and/or its holdings, assets, and operations in Bolivia.  Any changes in regulations or shifts in political conditions are beyond the control of the Company.  The Company's operations in Bolivia entail significant governmental, economic, social, medical, and other risk factors common to all developing countries.  The status of Bolivia as a developing country may also make it more difficult for the Company to obtain any required financing because of the investment risks associated with it.  The level of social unrest in Bolivia has increased significantly following the failed general elections held on October 20, 2019.

The Company's operations in Bolivia may be adversely affected by economic uncertainty characteristic of developing countries.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

On January 11, 2019, New Pacific announced that Alcira entered into the MPC with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in the areas adjoining the Company's Silver Sand Project.

The MPC was approved by Bolivia's Ministry of Mining and Metallurgy but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia.  As of the date of this AIF, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia.  Presidential elections were held in Bolivia on October 18, 2020 and the President assumed office on November 8, 2020.  The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the new government's positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government's position on these issues could adversely affect the ratification of the MPC and the Company's business.

Any such changes could have a material adverse effect on the Company's operations.

Community Relations and Social Licence to Operate

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with the Company failing to acquire and subsequently maintain a "social licence" to operate on its mineral properties. "Social licence" does not refer to a specific permit or licence, but rather is a broad term used to describe community acceptance of a company's plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities.  Despite its best efforts, there are factors that may affect the Company's efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support.  There can be no guarantee that social licence can be earned by the Company or if established, that social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded.  Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production.  The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Obstacles Implementing Capital Expenditure Projects

The Company's mineral projects are subject to a number of risks that may make it less successful than anticipated, including: (a) delays or higher than expected costs in implementing recommendations contained in the Silver Sand Technical Report (as defined below) or other technical reports that may be prepared for the Company's mineral projects; (b) negative technical results and/or technical results that fail to deliver the required returns to render the ongoing development of the Silver Sand Project or the Company's other mineral projects; (c) delays in receiving environmental permits and/or social licenses; (d) delays in receiving construction and operating permits; (e) delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the Silver Sand Project and the Company's other mineral projects; and (f) adverse mining conditions may delay and hamper the ability of the Company to produce the expected quantities of minerals.

General Market Events and Conditions

The unprecedented events in global financial markets in the past several years which have been heightened due to emerging risks relating to the spread of COVID-19 have had a profound impact on the global economy.  Many industries, including the mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's business and industry.  A number of issues related to economic conditions could have a material adverse effect on financial condition and results of operations of the Company, specifically: (a) the global credit/liquidity crisis could impact the cost and availability of financing and the Company's overall liquidity; (b) the volatility of metal prices would impact the revenues, profits, losses and cash flow of the Company; (c) continued recessionary pressures could adversely impact demand for the production from the Company's mineral projects, if any; and (d) volatile energy, commodity and consumables prices and currency exchange rates would impact the Company's production costs, if any.

No Known Commercial Mineral Deposits

Neither the Silver Sand Project nor any of the Company's other mineral projects currently contain known amounts of commercial mineral deposits.  The Company's program is exploratory only and there is no certainty that the expenditures to be made by the Company will result in the development of any commercial mineral deposits.

Changes in Market Price of Metals

The potential of the Company's mineral projects to be economically mined is significantly affected by changes in the market price of metals.  The market price of metals is volatile and is impacted by numerous factors beyond the control of the Company, including: (a) expectations with respect to the rate of inflation; (b) the relative strength of the U.S. dollar and certain other currencies; (c) interest rates; (d) global or regional political or economic conditions; (e) supply and demand for jewellery and industrial products containing metals; and (f) sales by central banks, other holders, speculators, and producers of gold and other metals in response to any of the above factors.  A decrease in the market price of metals could make it difficult or impossible to finance the exploration or development of the Company's mineral projects or cause the Company to determine that it is impractical to continue development of such projects, which would have a material adverse effect on the financial condition and results of operations of the Company. There can be no assurance that the market price of metals will not decrease.

Mining Operations May Not be Established or Profitable

The Company has no history of production and the Company's mineral projects are currently in the exploration stage.  The future development of the Company's mineral projects will require additional financing, permits, design, construction, processing plant, and related infrastructure.  As a result, the Company will be subject to all of the risks associated with establishing new mining operations and business enterprises, including: (a) the timing and cost, which will be considerable, of obtaining all necessary permits including environmental, construction, and operating permits; (b) the timing and cost, which will be considerable, of the construction of mining and processing facilities; (c) the availability and costs of skilled labour, power, water, transportation, and mining equipment; (d) the availability and cost of appropriate smelting and/or refining arrangements; (e) the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and (f) the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during permitting, construction, development, and mine start-up.  In addition, delays in the commencement of mineral production often occur, and once commenced, the production of a mine may not meet expectations or the estimates set forth in feasibility or other studies.  Accordingly, there are no assurances that the Company will successfully establish mining operations or become profitable.

Estimates of Mineralization Figures

The mineralization figures presented in the Silver Sand Technical Report are based upon estimates made by qualified persons.  These estimates are imprecise and depend upon interpretation of geologic formations, grade, and metallurgical characteristics and upon statistical inferences drawn from drilling and sampling analysis, any or all of which may prove to be unreliable.  Material changes in mineral resources or mineral reserves, grades, stripping ratios, or recovery rates may affect the economic viability of any project.  Estimates can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions.  There can be no assurance that: (a) the estimates made by qualified persons upon which the mineralization figures presented in the Silver Sand Technical Report are based will be accurate; (b) mineral resource or other mineralization figures will be accurate; or (c) this mineralization could be mined or processed profitably.

Mineralization estimates for the Silver Sand Project may require adjustments or downward revisions based upon further exploration or development work.  It is possible that the following may be encountered: unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and silver recovery, and unanticipated ground or earth conditions.  If mining operations are commenced, the grade of mineralization ultimately mined, if any, may differ from that indicated by drilling results.  Estimates of mineral recovery rates used in mineral reserve and mineral resource estimates are uncertain and there can be no assurance that mineral recovery rates in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Acquisition and Maintenance of Permits and Government Approvals

Exploration and development of, and production from, any deposit at the Company's mineral projects require permits from various governmental authorities.  There can be no assurance that any required permits will be obtained in a timely manner or at all, or that they will be obtained on reasonable terms.  Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of the Company's mineral projects and have a material adverse impact on the Company.

The Company's current and future operations, including development activities and commencement of production, if warranted, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters.  Companies engaged in property exploration and the development or operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits.  The Company cannot predict if all permits which it may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all.  Time delays and associated costs related to applying for and obtaining permits and licenses may be prohibitive and could delay planned exploration and development activities.  Failure to comply with or any violations of the applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in mining operations may be required to compensate those impacted by mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company's operations and cause increases in capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Operations and Exploration Subject to Governmental Regulations

The Company's operations and exploration and development activities are subject to extensive laws and regulations governing various matters, including: (a) environmental protection; (b) management and use of toxic substances and explosives; (c) management of natural resources; (d) management of tailings and other wastes; (e) mine construction; (f) exploration, development of mines, production and post-closure reclamation; exports; (g) price controls; (h) taxation and mining royalties; (i) regulations concerning business dealings with indigenous groups; (j) labour standards and occupational health and safety, including mine safety; and (k) historic and cultural preservation.  Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities, enjoining or curtailing operations, or requiring corrective measures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, or permitting requirements.  It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company's exploration activities, if any, and delays in the development of the Silver Sand Project.

The Company conducts operations in Bolivia. The laws of Bolivia differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

While the Company believes the contractual relationships and the structures it has in place with private Bolivian companies owned 100% by Bolivian nationals for the Silverstrike Project and the Carangas Project are legally compliant with Bolivian laws related to the Frontier Area, there is no assurance that the Bolivian companies will be successful in obtaining approval of (i) the mining association agreement from AJAM in the case of Silverstrike Project or (ii) the conversion of the exploration licenses to AMCs in the case of Carangas Project, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian organizations or communities.

Impact of Environmental Laws and Regulations

The Company's mineral projects are subject to regulation by governmental agencies under various environmental laws.  These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.  Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities.  There can be no assurance that future changes in environmental regulations will not adversely affect the Company's business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing the Company to re-evaluate those activities at that time.

Mining is Inherently Dangerous

The business of mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, cave-ins, pit wall failures, flooding, fires, rock bursts, explosions, power outages, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions.  Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses, and possible legal liability.

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business in amounts which it believes to be reasonable.  Such insurance, however, contains exclusions and limitations on coverage.  There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums, or will be adequate to cover any resulting liability.  In some cases, coverage is not available or is considered too expensive relative to the perceived risk.  The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered sufficiently or at all by its insurance policies.

Financing

The continuing development of the Company's mineral projects will depend upon the Company's ability to obtain financing on reasonable terms.  There is no assurance the Company will be successful in obtaining the required financing.  The failure to obtain such financing could have a material adverse effect on the Company's results of operations and financial condition.

Competition

The mining industry is intensely competitive.  The Company will compete with other mining companies, many of which have greater financial resources for the acquisition of mineral claims and concessions, as well as for the recruitment and retention of qualified employees.  Increased competition could adversely affect the Company's ability to attract necessary capital funding.

Specialized Skill and Knowledge

All aspects of the Company's business activities require specialized skills and knowledge.  Such skills and knowledge include the fields of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting.  While competition in the resource mining industry has made it more difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining experts for the majority of its key activities in the past.

Environmental Protection

The Company is currently in compliance with all material environmental regulations applicable to its exploration, development, construction and operating activities.  The financial and operational effects of environmental protection requirements on capital expenditures, earnings and non-capital expenditures during the fiscal year ended June 30, 2021 were not material.

Title to Mineral Properties

Establishing title to mineral properties is a very detailed and time-consuming process.  Title to the area of mineral properties may be disputed.  While the Company has investigated title to all of its mineral claims and, to the best of its knowledge, title to all of its properties are in good standing, the Company's mineral properties may be subject to prior unregistered agreements or transfers and title may be affected by such undetected defects.  There may be valid challenges to the title of the Company's properties which, if successful, could impair exploration, development and/or operations.  The Company's mineral properties may be subject to indigenous land claims, prior unregistered agreements or transfers and title may be affected by undetected defects. The Company cannot give any assurance that title to its properties will not be challenged.  None of the Company's mineral properties have been surveyed, and the precise location and extent thereof may be in doubt.

Conflicts of Interest

Certain officers and directors of the Company are also directors, officers, employees, consultants or shareholders of other companies that are engaged in the business of acquiring, developing, and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors are required by law to act honestly and in good faith with a view to the best interest of the Company, and to disclose any interest which they may have in any project or opportunity of the Company.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his/her interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Board will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls.  The Company's internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by COSO was effective as of June 30, 2021 and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations.  Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The failure to achieve and maintain the adequacy of our internal control over financial reporting on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares or market value of other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause to fail to meet the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Outcome of Future Litigation or Regulatory Actions

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company's business.

No assurance can be given with respect to the ultimate outcome of future litigation or regulatory proceedings, and the amount of any damages awarded or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on the reputation of the Company and may impact its ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the directors, officers and employees of the Company and as a result, the diversion of such resources could materially affect the ability of the Company to conduct its operations in the normal course of business. Significant fees and expenses may be incurred by the Company in connection with the investigation and defense of litigation and regulatory proceedings. The Company may also be obligated to indemnify certain directors, officers, employees and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on the Company's future operating results. The Company may be able to recover certain costs and expenses incurred in connection with such matters from its insurer. However, there can be no assurance regarding when or if the insurer will reimburse the Company for such costs and expenses.

Bringing actions and enforcing judgments under U.S. securities laws

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws, other laws in the U.S. state(s) in or the equivalent laws of other jurisdictions of residence.

Foreign Currency Exchange Fluctuations

Operations in Bolivia are subject to foreign currency exchange fluctuations.  The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in U.S. dollars and/or the Bolivian boliviano.  The Company may suffer losses due to adverse foreign currency fluctuations.  The Company does not actively hedge against foreign currency fluctuations.

Dependence on Certain Key Personnel

The Company is highly dependent upon its senior management and other key personnel, and the loss of any such individuals could have a materially adverse effect on the business of the Company.  In addition, there can be no assurance that the Company will be able to maintain the services of its officers or other key personnel required in the operation of the business.  Failure to retain these individuals could adversely impact the Company's business and prospects.

Recent and Current Market Conditions

Over recent years worldwide securities markets, including those in the U.S. and Canada, have experienced a high level of price and volume volatility.  Accordingly, the market price of securities of many mining companies, particularly those considered exploration or development-stage companies, have experienced unprecedented shifts and/or declines in price which have not necessarily been related to the underlying asset values or prospects of such companies.  As a consequence, despite the Company's past success in securing equity financing, market forces may render it difficult or impossible for the Company to secure investors to participate in new share issues at an attractive price for the Company, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Company's common shares will not occur, or that such fluctuations will not have a material adverse impact on the Company's ability to raise equity funding.

Dividends

To date, the Company has not paid dividends on any of its common shares and the Company is not required to pay any dividends on its common shares in the foreseeable future.  Any decision to pay dividends will be made on the basis of the Company's earnings, financial requirements and other conditions.

Company Risk

Economic factors affecting the Company

Many industries, including the mining industry, are impacted by market conditions.  Some of the key impacts of the recent financial market turmoil include emerging risks relating to the spread of COVID-19, contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's growth and profitability.  Specifically: the volatility of silver, lead and zinc prices may impact the Company's revenues, profits, losses and cash flow; volatile energy prices, commodity and consumable prices and currency exchange rates would impact the Company's production costs; and the devaluation and volatility of global stock markets may impact the valuation of the Company's equity and other securities. These factors could have a material adverse effect on the Company's financial condition and results of operations.

Loss of Investment Risk

An investment in the Company is speculative and may result in the loss of a substantial portion of an investor's investment.  Only potential investors who are experienced in high risk investments and who can afford to lose a substantial portion of their investment should consider an investment in the Company.

No Guaranteed Return

There is no guarantee that an investment in the Company will earn any positive return in the short term or long term.

Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

ITEM 5: MINERAL PROPERTY

As at June 30, 2021, the Company considers the Silver Sand Project to be a material property for the purposes of NI 43-101.

5.1 Silver Sand Project

(1) Current Technical Report

The current technical report for Silver Sand Project is entitled "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020, with an effective date of January 16, 2020 (the "Silver Sand Technical Report") prepared for the Company by A. Ross, P.Geo., B.Sc., Ph.D., D. Nussipakynova, P.Geo., B.Sc., M.Sc., and S. Robinson, P.Geo., B.Sc. of AMC Mining Consultants (Canada) Ltd. ("AMC Consultants"), and A. Holloway, P.Eng. B.Eng.(Hons).

Interpretation

Except as otherwise stated, the information in this AIF is based on the Silver Sand Technical Report and the results of resource drilling program of the Company which commenced in late October 2017.

The Silver Sand Technical Report contains more detailed information and qualifications than as set out below and readers are encouraged to review the Silver Sand Technical Report in its entirety.  The following summary is subject to all of the assumptions, information and qualifications set forth in the Silver Sand Technical Report and the detailed disclosure contained in the Silver Sand Technical Report is hereby incorporated by reference.  The Silver Sand Technical Report is available for review under the Company's SEDAR profile at www.sedar.com.

Within the excerpted information below, the Silver Sand Project is also referred to as the "Property". Further, any references cited within this excerpted information (including tables and figures which are not reproduced and renumbered herein) are provided in the Silver Sand Technical Report and all other defined terms that are not otherwise defined herein will have the definitions ascribed to them in the Silver Sand Technical Report.

The remaining information provided below in respect of the Company's projects is based on information prepared by or information which has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101.

(2) Project Description, Location and Access

(a) Location and Access

The Silver Sand Property is situated in the Colavi District of Potosí Department in southwestern Bolivia, 25 kilometres (km) north east of Potosí city, the department capital. The approximate geographic center of the Property is 19°22' 4.97" S latitude and 65°31' 22.93" W longitude at an elevation of 4,072 metres (m) above sea level.

The Silver Sand Property is located approximately 30 km north-east of the Cerro Rico de Potosí silver and base metal mine, 46 km south-west of the city of Sucre, and 25 km north-west of city of Potosí. The Silver Sand Property is accessed from Sucre and Potosí by travelling along a paved highway to the community of Don Diego, and then north from Don Diego along a 27 km, maintained, all weather gravel road. Don Diego is accessed by driving 129 km to south-west from Sucre, or 29 km to the north east from Potosí along paved Highway 5.

Sucre has a population of 250,000 and is the constitutional capital of Bolivia and the capital city of Chuquisaca department (a department is the largest administrative division in Bolivia). Potosí has a population of 141,000 and is the capital city of Potosí department. Sucre is connected to major Bolivian cities and beyond by highways and commercial air flights. From Potosí, the Pan American highway provides access to La Paz, the capital city of Bolivia. Chilean port cities of Arica and Iquique can be accessed from Potosí via all-weather roads.

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or "AJAM"). Under Mining and Metallurgy Law No. 535 (the "2014 Mining Law"), as modified by the Law No. 845 (the "2016 Mining Law", together with the 2014 Mining Law, the "New Mining Laws"), tenure is granted as either an Administrative Mining Contract ("AMC") or an exploration license. Tenure held under previous legislation was converted to Temporary Special Authorizations ("ATEs"), formerly known as "mining concessions", under the new Mining Laws. These ATEs are required to be consolidated to new 25-hectare sized cuadriculas (concessions) and converted to AMCs. AMCs created by conversion recognize existing rights of exploration and / or exploitation and development, including treatment, foundry refining, and / or trading.

AMCs have a fixed term of 30 years and can be extended for a further 30 years if certain conditions are met. Each contract requires ongoing work and the submission of plans to AJAM.

Exploration licenses are valid for a maximum of five years and provide the holder with the first right of refusal for an AMC.

In specific areas, mineral tenure is owned by the Bolivian state mining corporation, Corporación Minera de Bolivia ("COMIBOL"). In these areas development and production agreements can be obtained by entering into a Mining Production Contract ("MPC") with COMIBOL.

Depending on the nature and scope of the activities to be conducted, the operator may need specific licenses or dispensations from the environmental authorities under the Ministry of Environment and Water or the Departmental Governorships. This applies to projects that may require consultation with a population that could be affected by the project.

(b) Mineral Concessions

The Company, through its three wholly-owned subsidiaries, Alcira, Empresa Jisas-Jardan SRL, and Empresa El Cateador SRL, collectively holds exploration and mining agreements over an approximate 60 km2 contiguous area. The total area under 100% control of the Company is 5.42 km2 after the claim consolidation and conversion procedures are complete. This process is completed for the Silver Sand south block, which hosts the Mineral Resource area. Table 1 summarizes the Silver Sand Property mineral tenure. The remaining area incorporates MPC claims consisting of 29 ATEs and 201 cuadriculas for a total area of about 57 km2 surrounding the Silver Sand Project core area. The AMC-covered and MPC-covered areas comprise the Silver Sand Property.

Table 1 Mineral Tenure controlled by New Pacific

Concession number	National registry	Name	Concession type	Size of original ATE (hectares)	Titleholder	Duration
4694 4695 4696 4697 4698 4699 4700 4701 4702 4703 4704 4705 4706 4707 4708 4709 4710	503‐01271 503‐01275 503‐02424 503‐01276 503‐02423 503‐01270 503‐01269 502‐01266 503‐02425 503‐01267 503‐01268 503‐01272 503‐02426 503‐02427 503‐02428 503‐01273 503‐01274	La Sombra San Marcos Evangelista El Carmen Escuadra Perfecta Reintegrante Félix Seis de Agosto Olvidada Moria El Rodero Kirigin San Antonio Nieves Londres Santa Micaela Bertha	ATE ATE ATE ATE ATE ATE ATE ATE ATE ATE ATE ATE ATE ATE ATE ATE ATE	66 16 6 35 16 3 10 6 15 20 37 10 8 8 8 31 20	Empresa Minera Alcira S.A.	30 years 30 years 30 years 30 years 30 years 30 years 30 years 30 years 30 years 30 years 30 years 30 years 30 years 30 years 30 years 30 years 30 years
13235 13257	503-02753 503-02734	Jisas Jardan	ATE ATE	125 50	Emrespa Jisas - Jardan SRL	30 years from signing AMC 30 years from signing AMC
11313	503-03740	El Bronce	ATE	6	Empresa El Cateador SRL	30 years from signing AMC
20	Totals			496

Notes:

• There is no expiry date for the previously issued mineral permits in Bolivia.

• Once the ATEs are fully converted to AMCs, they will be valid for 30 years and can be extended for an additional 30 years.

• The size of claims listed in the table are the original ATE size. The size of claims can change during the conversion process to AMCs. The Amended and Restated Technical Report text refers to the AMC size.

• As of the date of the Amended and Restated Technical Report, the Quota Purchase agreement with the former shareholders of Cateador still needed to be registered with Registry of Commerce.

In accordance with the new Mining Laws, the Company (through Alcira) submitted all required documents for the consolidation and conversion of the original 17 concessions, which comprise the core of the Silver Sand Project, to cuadriculas and AMC to AJAM. Conversion was initially approved by AJAM in February 2018. On 6 January 2020, Alcira signed an AMC with AJAM pursuant to which the 17 ATEs were consolidated into one concession with an area of 3.1656 km2. As of the date of the Amended and Restated Technical Report, this AMC was yet to be registered with the mining register, notary process and published in the mining gazette.

Mining production contract

The Company, through Alcira, entered into an MPC with COMIBOL on 11 January 2019. The MPC covers 29 ATEs and 201 cuadriculas for a total area of about 57 km2 surrounding the Silver Sand Project core area. For COMIBOL to obtain mining rights over such areas, AJAM will have to grant them by way of AMCs in accordance with Bolivian mining laws. In addition, the MPC must be ratified by the Congress of Bolivia ("Congress") to be valid and enforceable.

Once the MPC has been ratified by Congress, the MPC with COMIBOL will be valid for 15 years which may be automatically renewed for an additional 15 year term and potentially, subject to submission of an acceptable work plan, for an additional 15 year term for a total of 45 years. According to the terms of the MPC, the Company has an investment commitment of US$6 million during the first five years of exploration. The Company will pay COMIBOL a 4% gross sales value if the mineral concessions covered by the MPC are commercially exploited at a future date.

Environmental permits

The Company has successfully obtained environment permits from local authorities to conduct mineral exploration and drilling activities in the mineral concessions fully owned by the Company and the MPC areas owned by COMIBOL. There are no known significant factors or risks that might affect access or title, or the right or ability to perform work on the Property, including permitting and environmental liabilities to which the project is subject.

Land holding costs

AJAM employs a special tax unit ("STU"), that is indexed to the "Unidad de Fomento a la Vivienda", to calculate the annual fee which mineral concession holders have to pay to the government. Depending on the type and size of mineral concessions, the number of STUs varies between 375 and 692 STUs per cuadricula. In 2019, each STU was equivalent to two Bolivianos. Note that the STU may change slightly year by year.

For the year 2019, the Company paid to the government the annual fees of 11,644 Bolivianos (US$1,687) for the 17 ATEs of the original Silver Sand concession, 6,468 Bolivianos (US$937) for the 7 cuadriculas of Jisas Jardan concessions, and 3,215 Bolivianos, (US$466) for 7 ATEs of the 29 ATEs covered by the MPC with COMIBOL. The Company does not have to pay any fees to the government for the remaining 22 ATEs owned by COMIBOL and covered by the MPC as the 22 ATEs are nationalized concessions. However, according to the terms of MPC, the Company will have to pay the annual fees to the government when COMIBOL is granted the 201 cuadriculas by AJAM. In addition, the Company will pay COMIBOL a management fee of US$10,000 per month for all the concessions covered by the MPC upon ratification.

Surface rights

As per the 2014 Mining Law, holders of mining rights may obtain surface rights through administrative agreements entered into with AJAM. In addition, surface rights may be obtained on third-party contract areas and by neighbouring properties by the following means: (i) agreement between parties; (ii) payment of compensation; and (iii) compliance with the regulations and procedures for authorization. Once surface rights are obtained, holders of mining rights may build treatment plants, dams and tailings, infrastructure and other infrastructure necessary to carry out mining activities. The Company has not yet obtained surface land rights.

Royalties and encumbrances

For the MPC, if commercial production commences, the Company will pay COMIBOL a 4% gross sales value of all minerals produced from the MPC areas.

AMCs are subject to the following royalties and duties:

(i) Mining royalty: The royalty is applicable to all mining actors and applies to the exploitation of mineral resources and non-renewable metals pursuant to the New Mining Laws. The royalty is established according to the status of the mineral (raw, refined, etc.), on whether the mineral will be exported, and international mineral prices. The royalty applicable to silver pre-concentrates, concentrates, complexes, precipitates, bullion or molten bar and refined ingot is as shown in Table 2.

Table 2 Royalty applicable to silver in MPC

Official silver price per troy ounce (US$)	Aliquot (%)
Greater than $8.00	6
From $4.00 to $8.00	0.75 * official silver price
Less than $4.00	3

(ii) Mining Patent: Is a requirement for the mining operator to continue holding mining rights over the mining area. Patents are calculated according to the size of the area under the exploration license or contract, as set out in the 2014 Mining Law. Failure to pay for the patents will trigger the loss of the underlying exploration or mining rights.

With the exception of political risk discussed in Section 14 of the Amended and Restated Technical Report and the need for final execution of some land agreements, AMC Consultants is not aware of other significant factors and risks which may affect access, title or right to perform work on the Silver Sand Property.

(3) History

In 2009, Ningde Jungie Mining Industry Co. Ltd. ("NJ Mining") purchased Alcira, owner of the Silver Sand Project, from Empresa Minera Tirex Ltda, a private Bolivia mining company. The Company entered into an agreement to acquire Alcira from NJ Mining, pursuant to the terms announced on 10 April 2017. The acquisition was finalized on the 20 July 2017.

The Company subsequently acquired 100% interests of a local private company who owns the mineral rights of two additional concessions (Jisas and Jardan) in July 2018. No exploration work was completed on the two concessions.

In January 2019, an MPC was signed between Alcira and COMIBOL securing access to an additional 57 km2 of prospective property surrounding the original Silver Sand Project concessions.

In December 2019, the Company acquired 100% interests of Empresa El Cateador SRL, a local company which owns the mineral rights to a single ATE (El Bronce) located to the north of the Silver Sand Property. No exploration work was ever completed on this concession.

Mining activity has been carried out on the Silver Sand Property and adjacent areas by various operators intermittently since the early 16th century. There are widespread small mine workings and numerous abandoned miners' villages on the Silver Sand Property. Machacamarca, a historic silver mine on the Silver Sand Property, was mined from colonial times until the price declined in about 1890. Since then, local mining activities have focused on tin mineralization at the adjacent Colavi and Canutillos mines.

Historical mining activities on the Silver Sand Property mainly targeted high-grade vein structures.

Records of historical mine production are not available.

Despite the long history of mining on the Silver Sand Property and its adjacent areas, there has been little modern systematic exploration work recorded prior to 2009. The only documented exploration campaign was completed by NJ Mining between 2009 and 2015.

NJ Mining carried out a comprehensive exploration program across the Silver Sand Property. Exploration work comprised geological mapping, surface and underground sampling, trenching and drilling as shown in Table 3. All exploration samples were analyzed at NJ Mining's lab facilities near Potosí, Bolivia for silver and, in some cases, tin.

Table 3 Exploration work completed by NJ Mining from 2009 to 2015

Type of exploration	Work completed
1:5,000 geological mapping	3.15 km2
1:1,000 geological traverse surveying	7,272 m in 15 NE-SW exploration lines
Topographic survey	8 survey points
Mapping historic workings	208 m
Diamond core drilling and logging	2,334 m in 8 holes
Trenching	40 m
Reconnaissance mapping	292 points
Reconnaissance sampling	1,202 samples
Mineralogy and lithology identification	19 thin sections
Petrography study	9 thin sections
Channel sampling	1,628 m with 546 samples
Core sampling	504 samples
Specific gravity measurement	31 samples
QA/QC	215 samples

Six silicified mineralization zones (Zone I, II, III, IV, IX, and X) were defined from results of the previous exploration program. Zone I mineralization was defined over an area 1,500 m in length and up to 125 m in width.

There are no known historical estimates of Mineral Resources or Mineral Reserves at the Silver Sand Property.

(4) Geological Setting, Mineralization and Deposit Types

The regional geological and tectonic framework of Bolivia can be divided into six geotectonic belts. From east to west these comprise: the Precambrian Shield, the Chaco-Beni Plains, the Subandean Zone, the Eastern Cordillera, the Altiplano, and the Western Cordillera.

The Bolivian Central Andes is characterized by a diverse series of deposits and metallogenic belts. These include the Miocene to Pliocene red-bed copper deposits, epithermal Ag-Au-Pb-Zn-Cu deposits in the Altiplano and Western Cordillera, the Mesozoic and Cenozoic tin belt, the Paleozoic gold antimony belt and the lead-zinc belt in the Eastern Cordillera.

The Bolivian Tin Belt is a 900 km long, north-west to north-south trending belt containing significant deposits of tin, silver and tungsten related to orogenic and magmatic processes which occurred between the late Paleozoic and late Tertiary. Pluton related Sb-W mineralization occurs within Triassic-Jurassic and Miocene aged rocks in the northern portion of the belt. Pluton related Sn-W and volcanic rock associated Sn-Ag-Pb-Zn mineralization occur within Miocene to Pliocene aged rocks in the central and southern portion of the belt.

The Silver Sand Property is located in the south section of the polymetallic tin belt in the Eastern Cordillera of the Central Andes, Bolivia. Evidence of historical mining activities such as abandoned mining adits and mining villages can be seen across the Property. Four of these geotectonic belts form part of the Central Andes and are discussed in more detail in the Amended and Restated Technical Report.

Bedrock in the Silver Sand Property area mainly consists of weakly deformed Cretaceous continental sandstone, siltstone, and mudstone and strongly deformed Paleozoic marine sedimentary rocks. The Cretaceous sedimentary sequence forms an open syncline which plunges gently north-northwest and is bound to the southwest and northeast by northwest trending faults.

The dominant Cretaceous sedimentary sequence within the Silver Sand Property is divided into the lower La Puerta Formation and the upper Tarapaya Formation. The La Puerta Formation consists of sandstones and unconformably overlies the highly folded Paleozoic marine sedimentary rocks. The Tarapaya Formation conformably overlies the La Puerta sandstones in the central part of the Property and comprises siltstones and mudstones intercalated with minor sandstone.

Both the Cretaceous and Paleozoic sedimentary sequences are intruded by numerous small Miocene subvolcanic dacitic porphyry intrusions.

Silver mineralization is hosted by faults, fractures, fissures, and crackle breccia zones in the Cretaceous La Puerta brittle sandstone and porphyritic dacitic dikes, laccolith, and stocks. In the mineralized sandstone, open spaces are filled with silver-containing sulphosalts and sulphides in forms of sheeted veins, stockworks, and veinlets, as well as breccia fillings and minor disseminations. Most silver mineralization in the Silver Sand Property is structurally controlled with secondary rheological controls. The intensity of mineralization is dependent on the density of various mineralized vein structures developed in the brittle host rocks.

The most common silver-bearing minerals include freibergite, miargyrite, polybasite, bournonite, andorite and boulangerite. The mineralized zones have been irregularly oxidized which in areas can result in significant mixed oxide and sulphide zones due to the strong local influence of sub-vertical fractures. Oxide minerals are dominated by jarosite, goethite and minor hematite resulting pervasive staining within sandstones, and pseudomorphing of sulphide minerals within veins.

A total of ten mineralized prospects have been identified across the Silver Sand Property to date. These include the Silver Sand deposit and the El Fuerte, Snake Hole, North Plain, San Antonio, Esperanza, Jisas, El Bronce, Mascota, and Aullagas occurrences. Silver Sand and Snake Hole have been defined or tested by drilling. The other eight prospects have been defined by rock chip and grab sampling of ancient and more recent artisanal mine workings and dumps.

Four mineralization types have been recognized in the Silver Sand Property, including (1) sandstone-hosted silver mineralization, (2) dacitic porphyry-hosted silver mineralization, (3) hydrothermal breccia-hosted silver mineralization, and (4) manto-type tin and base metal mineralization. The first three mineralization types are considered to have been developed in an epithermal environment during the late stage of the Cenozoic orogenic movement in the Eastern Cordillera. They are typical of the Bolivian polymetallic vein-type deposits represented by the giant Cerro Rico de Potosí silver mine in Potosí. The manto-type tin and base metal mineralization was formed by metosomatic replacement associated with a mesothermal environment during the early stage of the Cenozoic orogenic event.

(5) Exploration

Before the acquisition of the Silver Sand Property by the Company in 2017, the previous owner drilled eight diamond drillholes for a total of 2,334 m of HQ size core between 2012 and 2015 at the Silver Sand deposit, within the core area of the Silver Sand Property. Limited surface and underground sampling were also conducted by the previous owner. Since October 2017, the Company has carried out an extensive property-scale reconnaissance investigation program by surface and underground sampling of the mineralization outcrops and the accessible ancient underground mine works across the Silver Sand Property. A total of 904 rock chip samples were collected from 19 separate outcrops by the Company since 2017. Continuous chip samples were collected at 1.5 m intervals along lines roughly perpendicular to the strike direction of the mineralization zones. Sample lines covered a total length of 1,340 m. Most of the sampled outcrops are located above or near old mine works.

The Company has also mapped and sampled 42 historical mine workings comprising 4,912 m of mine tunnel. A total of 964 continuous chip samples have been collected at 1 m intervals along walls of available tunnels that cut across the mineralized zones. Mine dumps from historical mining activities are scattered across a significant portion of the Property. The Company has collected a total of 1,339 grab samples from historical mine dumps. The majority of samples collected were remnants of high-grade narrow veins extracted from underground mining activity. Of the 1,339 samples collected from historical mine dumps to date, 572 samples (43%) returned assay results between 32 and 3,290 grams per ton ("g/t") silver ("Ag") with an average grade of 190 g/t Ag. Assay results of underground chip samples and surface mine dump grab samples show that silver mineralization widely occurs in the wall rocks of the previously mined-out high-grade veins in the abandoned ancient underground mining works.

Exploration results collected to date show comparable average grades between the underground chip samples and the grab samples from historical waste dumps. Surface rock chip sample grades are consistently lower. The significant difference of silver grades between underground and surface chip samples may be the result of oxidation and leaching of silver sulphides and sulphosalts from the host rocks.

(6) Drilling

From October 2017 to December 2019, the Company conducted intensive diamond drilling programs over the Silver Sand Project core area to define the spatial extension of the mineralization. It drilled 386 HQ diamond holes for a total metreage of 97,610 m in the core area of the Silver Sand Property. Holes were first drilled at 50 m-by-50 m grid to delineate the spatial extensions of the major mineralized zones defined by surface and underground sampling. Later drilling, on a nominal 25 m-by-25 m grid, infilled defined areas of mineralization.

All holes were drilled from the surface. Drillholes were drilled up to 545 m deep at inclinations between -45° and -80° towards azimuths of 060° (~NE) and 220° (~SW) to intercept the principal trend of mineralized vein structures.

The drilling programs have covered an area of approximately 1,600 m long in the north south direction and 800 m wide in the east-west direction and have defined silver mineralization at the Silver Sand deposit over an oblique strike length of 2 km, a collective width of 650 m and to a depth of 250 m below surface.

Drill coring was completed using conventional HQ (64 mm diameter) equipment and 3 m drill rods. Core recovery from the Company's drill programs varies between 0% (voids and overburden) and 100%, averaging 97%. More than 92% of core intervals have a core recovery of greater than 95%. Drill core containing visible mineralization is wrapped in paper to minimize damage during transport.

Drill programs completed between October 2017 and December 2019 have defined silver mineralization at the Silver Sand deposit over an oblique strike length of 2 km, a collective width of 650 m and to a depth of 250 m below surface. Silver mineralization occurs predominantly associated with sheeted veins, stockworks and veinlets within altered La Puerta sandstone. Within the core of the system, where vein intensity is greatest, mineralized zones are relatively continuous along strike and to depth, reaching thicknesses of up to 300 m. The core portion of the system shows strong continuity. Mineralization outside of the core occurs as discontinuous pods and lenses often only multiple metres thick.

As of 16 January 2020, assay results for 19 of 24 drillholes were received by the Company. Fifteen of 19 drillholes contain significant, structurally controlled, sandstone hosted silver mineralization. Silver mineralization occurs as coarse silver sulphosalts (freibergite) which is hosted in fractures of bleached sandstones associated with disseminated pyrite. The grade and thickness of mineralization appears to increase towards the north.

At this time there are no known drilling, sampling or recovery factors that could impact the accuracy and reliability of the results. Due to fine-grained mineralization occurring on fractures, there is the possibility of loss of mineralization during the drilling, transportation and core handling processes, which may lead underestimation of the grade. This is further supported in Sections 11 and 13 of the Amended and Restated Technical Report.

AMC recommends that the Company consider drilling twin holes using triple tube diamond core or RC drilling to evaluate whether loss of vein material is also occurring during drilling and sampling processes.

(7) Sampling, Analysis and Data Verification

The Company has developed and implemented good standard procedures for sample preparation, analytical, and security protocols. The Company manages all aspects of sampling from the collection of samples to sample delivery to the laboratory. All samples are stored and processed at the Company's Betanzos facility located approximately 1.5 hours drive from the Silver Sand deposit. This facility is surrounded by a brick wall, has a locked gate and is monitored by video surveillance and security guard 24 hours a day, seven days a week. Within the facility, there are separate and locked areas for core logging, sampling, and storage.

Core, chip, and grab samples are shipped in securely sealed bags to ALS Global ("ALS") - an independent commercial laboratory specializing in analytical geochemistry services - in Oruro, Bolivia for preparation. At the preparation lab, samples are processed using the following procedures: (1) crush to 70% less than 2 mm; (2) riffle split off 250 grams; and (3) pulverize split to better than 85% passing a 75-micron sieve. The pulverized pulps are shipped to ALS Global in Lima, Peru for geochemical analysis. Sample analysis in 2017 and 2018 comprised an aqua regia digest followed by Inductively Coupled Plasma ("ICP") Atomic Emission Spectroscopy analysis of silver, lead, and zinc (ALS code OG46). Assay results greater than 1,500g/t Ag were sent for fire assay and gravimetric finish analysis. The Company changed its analysis protocol in 2019 to include systematic multielement analysis. All samples were sent for an initial 51 element ICP mass spectroscopy analysis (ALS code ME-MS41) with over limit procedures in place.

Drill programs completed on the Silver Sand Property between 2017 and 2019 have included Quality Assurance / Quality Control ("QA/QC") monitoring programs which have incorporated the insertion of certified reference materials ("CRMs"), blanks, and duplicates into the sample streams, and umpire (check) assays at a separate laboratory. AMC Consultants has compiled and reviewed the available QA/QC data for 345 drillholes where assays have been received. The Company has included CRMs, blank, and coarse reject umpire (check) assays as part of routine analysis at slightly less than the preferred rates of 5%. Field duplicate samples consisting of quarter core have also been included but comprise less than 1% of all samples.

The Company has used four different CRMs throughout the project history. Three CRMs were used in the 2019 program, which monitored the approximate cut-off grade and grades below and above the average grade. In previous years, CRMs did not monitor the cut-off grade. CRMs generally show reasonable analytical accuracy; however, two of the four CRMs do not perform within certified control limits, with an excessive number of failures. AMC Consultants postulates that poor CRM performance may be due to the CRMs being certified using a four-acid digest but analyzed using aqua-regia. AMC Consultants recommends that follow up work be completed prior to further use of these CRMs. Blank sample results are considered acceptable and show that no significant contamination has occurred during sample preparation and analysis. Quarter core field duplicate samples show sub-optimal performance which suggest that mineralization is heterogeneous, that sample errors are occurring during the sampling process, or a combination of both factors. Duplicate samples are biased on average 11% lower than the original sample. AMC Consultants speculates that the friable nature of silver sulphosalts may result in sample loss during the core cutting and sampling process, resulting in progressive decrease in sample grade with each successive stage of processing, and an overall net underestimation of metal. AMC Consultants recommends that this be investigated. Umpire (check) coarse reject samples have been sent to a third-party laboratory to confirm the accuracy of the primary laboratory. Umpire assay results show sub-optimal precision however this may be in part due to additional sub-sampling variance incurred during sampling of the coarse rejects. AMC Consultants recommends future umpire samples be sent as pulp samples.

The Qualified Person ("QP") who prepared this portion of the Amended and Restated Technical Report considers sample preparation, analytical and security protocols employed by the Company to be acceptable. The QP has reviewed the QA/QC procedures used by the Company including CRMs, blank, duplicate and umpire data and has made some recommendations. The QP does not consider these to have a material impact on the Mineral Resource estimate and considers the assay database to be adequate for Mineral Resource estimation.

The QP completed a site visit to the Project between 8 - 11 August 2019, and during the inspection the following activities were carried out:

• Review of field site of Silver Sand Project.

• Review of drilling and core processing procedures.

• Review of New Pacific QA/QC procedures.

• Review of randomly selected core from two drillholes (DSS422501 and DSS522506).

• Inspected the core processing facility and core storage in Betanzos.

• Held discussions with several staff on site.

• Held discussions on database management procedures.

• Observed two operating drill rigs.

• Reviewed the drill management process adopted by New Pacific.

After the site visit, the QP undertook random cross-checks of assay results in the database with original assay results on the assay certificates returned from ALS (Bolivia) and Actlabs Skyline (Peru) - an independent geochemical laboratory certified according to ISO 9001:215. This verification consisted of comparing 3,616 of the 58,420 assay results in the database to those in the certificates. This is approximately 6.2% of the total samples. One typing error was detected. The QP also undertook a random cross check of the original collar and survey measurements for 18 drillholes and compared them to the database. This represented 5.5% of the total drillholes. No errors were detected.

The QP considers the database fit-for-purpose and in the QP's opinion, the geological data provided by the Company for the purposes of Mineral Resource estimation were collected in line with industry best practice as defined in the CIM Exploration Best Practice Guidelines and the CIM Mineral Resource, Mineral Reserve Best Practice Guidelines. As such, the data are adequate for use in the estimation of Mineral Resources.

(8) Mineral Processing and Metallurgical Testing

A metallurgical testwork program started in 2018 examined several metallurgical composites of Oxide, Transition, and Sulphide mineralization from two areas of the Silver Sand deposit. The composites were prepared from samples of available half-core. A geometallurgical sampling approach was used and was designed to highlight the effect of differences in silver grade, degree of oxidation, and lithology.

Four independent geometallurgical testwork programs (mineral characterization, comminution, froth flotation, and cyanide leaching) were carried out on the different metallurgical composites. Six metallurgical domains were identified for the flotation and leaching testwork and six geological domains were branded for the comminution work. Comminution, flotation, and leaching programs were completed by SGS Mineral Services in Lima, Peru, while the mineral characterization work was completed by the Research Center for Mining and Metallurgy and Oruro Technical University both in Bolivia.

The results of the testwork suggest that the mineralized materials from the Silver Sand Project would be amenable to processing using conventional flotation or large-scale whole ore cyanidation at atmospheric pressure. This preliminary metallurgical testing program has demonstrated that good silver extraction rates are possible using these simple extraction methods and that further improvements and refinements should be possible in future programs after fine-tuning the various test parameters. Highlights of the completed test program are as follows:

• Composite samples of Sulphide, Transition, and Oxide mineralization were submitted for laboratory-scale rougher-scavenger flotation testing and this achieved up to 96.0%, 86.8%, and 92.0% silver recovery respectively.

• Composite samples of Sulphide, Transition, and Oxide mineralization were submitted for bottle roll cyanidation testing and this achieved up to 96.7%, 97.0%, and 96.3% silver extraction respectively.

• Samples of oxide mineralization were submitted for coarse column leach cyanidation testing and this achieved up to 88.3% silver extraction.

• High recoveries achieved during cyanidation tests indicate that silver-bearing minerals within the sulphide and transition composite samples tested can be considered non-refractory in nature.

• Composite samples were found to be mostly in the soft to medium grindability range with low to medium values of Abrasion Index.

(9) Mineral Resources and Mineral Reserves Estimates

(a) Mineral Resources

The Mineral Resource estimate was completed using 330 drillholes on the Silver Sand Property comprising 85,391 m of diamond core and 58,420 assays. Grade interpolation was completed using ordinary kriging. Silver, lead, zinc, gallium, and indium were estimated but only silver is reported below as metallurgical work has yet to be done on the other metals.

The mineralization domain was built by the Company using Leapfrog Geo 4.0 software. The mineralization domain was reviewed and accepted by the QP who prepared this portion of the Amended and Restated Technical Report with some changes, including separating the domain into two areas based on vein orientation. The QP estimated into these domains and also estimated a background block model that was combined with the domain mineralization to form the final block model. The Company performed 4,033 density measurements on the core drilled on the Property. As the mineralization is hosted in one rock type, after reviewing the density data, the QP assigned two density measurements to the block model based on the mean density inside and outside of the mineralized domains. The mineralized sandstone was assigned a bulk density of 2.54 tonnes per cubic metre (t/m3) and the unmineralized sandstone was assigned a bulk density of 2.50 t/m3.

The pit-constrained Mineral Resources are reported for blocks above a conceptual pit shell based on a US$18.70/ounce silver price and within the AMC claim boundary. Pit optimization allowed minor waste to extend outside the Company's 100% owned claim boundary to the NE and SW. The cut-off applied for reporting the pit-constrained Mineral Resources is 45 g/t Ag. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries, and were obtained from comparable industry situations. The model is depleted for historical mining activities.

The Mineral Resource for the Silver Sand deposit has been estimated by Ms Dinara Nussipakynova, P.Geo., Principal Geologist of AMC Consultants, who takes responsibility for the estimate. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 5 Conceptual pit-constrained Mineral Resource as of 31 December 2019

Resource category	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
Measured	8.40	159	43.05
Indicated	26.99	130	112.81
Measured & Indicated	35.39	137	155.86
Inferred	9.84	112	35.55

Notes:

• CIM Definition Standards (2014) were used for reporting the Mineral Resources.

• The QP is Dinara Nussipakynova, P.Geo. of AMC Consultants.

• Mineral Resources are constrained by an optimized pit shell developed at a metal price of US$18.70/oz Ag and recovery of 90% Ag (costs and other assumptions shown in Table 1.2 below).

• Cut-off grade is 45 g/t Ag.

• Mineral Resources are reported inside the AMC claim boundary.

• Pit optimization allows waste to extend outside the claim to the NE and SW.

• Mineral resources that are not mineral reserves do not have demonstrated economic viability.

• Drilling results up to 31 December 2019.

• The numbers may not compute exactly due to rounding.

• See "Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates".

• Source: AMC Mining Consultants (Canada) Ltd.

Table 6 Cut-off grade and conceptual pit parameters

Input	Units	Value
Silver price	US$/oz Ag	18.70
Silver process recovery	%	90
Payable silver	%	97
Dilution factor	%	10
Mining recovery factor	%	100
Mining cost	US$/t mined	2.00
Process cost	US$/t minable material > COG	10.00
G&A cost	US$/t minable material > COG	2.00
Slope angle	degrees	45

Notes:

• Sustaining capital cost has not been included.

• Measured, Indicated and Inferred Mineral Resources included.

• Source: AMC Mining Consultants (Canada) Ltd.

The QP is not aware of any known environmental, permitting, legal, taxation, socioeconomic, marketing, or other similar factors that could materially affect the stated Mineral Resource estimates. Regarding title, the QP is aware that the ATEs, where the Mineral Resource is located, were, as of the date of the Amended and Restated Technical Report in the process of being consolidated and converted into one concession. An AMC with AJAM has been signed but is yet to be registered with the mining register, notarized, and published in the mining gazette. AMC Consultants sees no reason for these final conversion steps not to occur. Regarding political risk, during previous elections in Bolivia, civil unrest across the country resulted in road blockages, including blockages of the roads leading to the Silver Sand Property, and strikes by local groups. In the past, former political leaders have caused Bolivia to nationalize privately owned mines. Globally mining laws are subject to change from time to time.

(b) Mineral Reserves

There are neither historical nor current Mineral Reserves on the Property.

(10) Exploration, Development, and Production

There are no mining or metal recovery operations underway by the Company or the prior owner at the Silver Sand Property. There are a few local contract miners conducting underground, small scale, artisanal mining intermittently on the Silver Sand Property. Evidence of historic mining, commencing in Spanish Colonial times, is demonstrated by numerous adits, declines, pits and drifts, rail tracks, and small scale dumps scattered around the Silver Sand Property. There are no known records of past production from these activities.

(11) Conclusions

Silver mineralization at the Silver Sand Property occurs in ten areas: Silver Sand, El Fuerte, Snake Hole, North Plain, San Antonio, Esperanza, Jisas, El Bronce, Mascota, and Aullagas. The mineralization identified in the Silver Sand Property belongs to the Bolivian polymetallic vein-type deposits represented by the giant Cerro Rico de Potosí silver mine in Potosí.

The Silver Sand deposit is defined by exploration drilling and has a conceptual pit-constrained Mineral Resource using a 45 g/t Ag cut-off of Measured and Indicated Resources of 35.39 million tonnes grading 137 g/t silver; and Inferred Mineral Resource of 9.84 million tonnes grading 112 g/t silver. Ms Dinara Nussipakynova, P.Geo. of AMC Consultants takes responsibility for these estimates.

Logging, mapping, sampling, and analyzing procedures of the Company's on-going exploration programs follow common industry practice. Results of QA/QC programs are deemed acceptable by the QP. The results of a preliminary metallurgical test program suggest that the mineralized materials from the Silver Sand Property would be amenable to processing using conventional flotation or whole ore cyanidation at atmospheric pressure at a large scale.

Risks and opportunities relating to this project are discussed below.

(a) Risks

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is a degree of uncertainty attributable to the estimation of Mineral Resources. Until Mineral Resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only. The QP notes that the current Mineral Resource is constrained within a conceptual open pit that allows minor waste, but not mineralization, to extend onto the MPC area. Constraining both the waste and mineralization to the AMC ground reduces the contained silver ounces in the Measured and Indicated category from 155.9 Moz to 142.2 Moz and in the Inferred category from 35.6 Moz to 27.4 Moz. Engineering, geotechnical and hydrogeological studies, at a sufficient level to convert Mineral Resources to Mineral Reserves, are necessary before the impact of these risks and uncertainties to the project's potential economic viability can be reasonably quantified. Operating in South America can be associated with political risk. In the past, former political leaders have caused Bolivia to nationalize privately owned mines. Global mining laws are subject to change from time to time.

(b) Opportunities

Potential opportunities for the Silver Sand Project include:

• The current Mineral Resource is constrained within an open pit that allows waste, but not mineralization, to extend onto the MPC area. Extending the pit to allow for the extraction of both waste and mineralization in the MPC area increases the contained silver ounces in the Measured and Inferred category from 155.9 Moz to 170.3 Moz and in the Inferred category from 35.6 Moz to 49.7 Moz.

• Expansion and upgrading of the Silver Sand deposit through additional drilling.

• Significant exploration potential within an emerging silver district, which contains numerous showings and evidence of silver-rich, polymetallic mineralization including historic workings.

ITEM 6: DIVIDENDS AND DISTRIBUTIONS

The Company has not paid dividends on its common shares since incorporation.  The Company has no present intention of paying dividends on its common shares.  Payment of dividends of distributions in the future will be dependent on the earnings and financial condition of the Company and other factors which the directors may deem appropriate at that time.

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

The Company has an authorized capital of an unlimited number of common shares without par value, of which 154,451,263 common shares were issued and outstanding as fully paid and non-assessable as of June 30, 2021.  A further 3,115,832 common shares have been reserved and allotted for issuance upon the due and proper exercise of certain incentive options outstanding as of June 30, 2021.  All of the common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.  Each common share carries one vote per share at meetings of the shareholders of the Company.  There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares.  The common shares presently issued are not subject to any calls or assessments.

The Company's amended and restated share based compensation plan (the "Omnibus Plan") was prepared by the Company in accordance with the applicable stock exchange rules and is in the form of a "rolling 10% plan" reserving for issuance upon the exercise of options granted pursuant to the Omnibus Plan a maximum of 10% of the issued and outstanding common shares.  Furthermore, no more than 3,500,000 shares may be granted in the form of RSUs and no more than 780,000 shares may be granted in the form of PSUs.  As of June 30, 2021, the Company has (a) stock options outstanding to purchase 3,115,832 common shares at exercise prices from CAD$0.55 to CAD$2.15 per share with original terms of 5 years, with the last options expiring on February 21, 2024; (b) 794,900 RSUs issued outstanding; and (c) nil PSUs issued and outstanding.

As at June 30, 2020, the Company has no outstanding warrants.

ITEM 8: MARKET FOR SECURITIES

8.1 Trading Price and Volume

Until August 10, 2020, the Company's shares traded on the TSX-V.  On August 11, 2020, the Company's common shares graduated from the TSX-V to the TSX.  The following table provides the high and low prices, and average daily volume for the Company's shares traded on the TSX-V and the TSX for the period indicated (stated in Canadian dollars):

Period	High	Low	Volume

Jul 2020	6.00	5.28	139,727
Aug 2020	6.57	5.30	128,145
Sep 2020	7.23	5.70	497,895
Oct 2020	6.69	5.18	106,419
Nov 2020	7.16	5.50	191,543
Dec 2020	8.09	5.49	138,590
Jan 2021	8.76	6.90	142,150
Feb 2021	9.02	5.62	174,911
Mar 2021	6.58	4.92	135,852
Apr 2021	6.74	4.78	84,105
May 2021	7.64	5.92	88,630
Jun 2021	6.95	5.52	67,590

8.2 Prior Sales

RSUs

The following table sets forth the date and number of RSUs that were granted by the Company during the financial year ended June 30, 2021:

Date of Grant	Number
Aug 12, 2020	35,000
Feb 11, 2021	325,500

Options and PSUs

The Company did not grant any options or PSUs during the financial year ended June 30, 2021.

ITEM 9: ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10: DIRECTORS AND OFFICERS

10.1 Name, Occupation and Security Holding

The Company's directors are elected by shareholders at each annual general meeting and typically hold office until the end of the next annual meeting at which time they will be re-elected or replaced.  The following table sets out the names of the directors and officers, all offices in the Company each now holds, each person's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this AIF.

Name, Position, Province & Country of Residence(1)	Principal Occupations During Last Five Years(1)	Date of Appointment As a Director and/or Officer	Shares Beneficially Owned or Controlled(1)
Dr. Rui Feng Director(5) British Columbia, Canada	Chairman, CEO, and Director of Silvercorp Metals Inc. since September 2003; CEO of New Pacific from May 2010 to April 2020.	May 12, 2004	10,242,400
Dr. Mark Cruise Director and Chief Executive Officer British Columbia, Canada	CEO and Director of Trevali Mining Corp.; COO of the Company from November 2019 to April 2020; Director of Velocity Minerals Ltd.	May 28, 2020	95,667
The Honourable Jack Austin Chairman and Director(2)(3)(4) British Columbia, Canada	Chairman and Director of the Company; Advisor to Stern Partners Inc.; Honorary Professor and Senior Fellow at the Institute of Asian Research at the University of British Columbia.	May 13, 2008	612,758(6)
David Kong Director(2)(3) British Columbia, Canada	Partner at Ernst & Young LLP from 2005 to 2010. Director of Silvercorp Metals Inc., Uranium Energy Corp., and Gold Mining Inc.	November 29, 2010	507,058(7)
Greg Hawkins Director(2)(3)(4)(5) British Columbia, Canada	Founding director and/or consultant of public and private exploration development ventures (Brohm Mining Inc., Dayton Mining Inc., Nevsun Resources Ltd., Banro Resource Corp., Tagish Lake Gold Corp., and African Gold Group Inc.). Chairman of Yellowhead Mining Inc. Director of Discovery-Corp Enterprises Inc. Managing Director of CME and Co. from 1993 to 2014.	November 29, 2010	1,081,675
Martin G. Wafforn Director(4)(5) British Columbia, Canada	Senior Vice President of Pan American Silver Corp.	November 27, 2017	27,758
Jalen Yuan Chief Financial Officer British Columbia, Canada	Chief Financial Officer of the Company	February 7, 2015	133,083
Alex Zhang Vice President, Exploration British Columbia, Canada	Vice President, Exploration of the Company	June 16, 2016	266,200
David Tingey Vice President, Sustainability British Columbia, Canada	Senior Sustainability Manager (HSEC) for Entre Mares (Guatemala); Senior Manager and Director of Goldrea Peru SA; Sustainability Consultant, LuceVerde Inc.; Director of Sustainability, Zangezur Copper Molybdenum (Armenia); VP of Health, Safety & Sustainability, Endeavour Silver	March 9, 2020	5,000
Yong-Jae Kim General Counsel and Corporate Secretary British Columbia, Canada	Lawyer at Gowling WLG (Canada) LLP from 2010 to 2018. General Counsel and Corporate Secretary of Silvercorp Metals Inc. from 2018.	October 1, 2018	16,699

Name, Position, Province & Country of Residence(1)	Principal Occupations During Last Five Years(1)	Date of Appointment As a Director and/or Officer	Shares Beneficially Owned or Controlled(1)
Stacey Pavlova Vice President, Investor Relations and Corporate Communications British Columbia, Canada	Manager, Metals Sales and Treasury, at SSR Mining Inc., and Manager, Investor Relations at SSR Mining Inc.	February 4, 2021	5,833

Notes:

(1) The information as to residence, principal occupation or employment and shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

(2) Denotes member of the Audit Committee.

(3) Denotes member of the Compensation Committee.

(4) Denotes member of the Corporate Governance Committee.

(5) Denotes member of the Technical Committee.
(6) Of these shares, 10,000 are held in the name of Mr. Austin's spouse.

(7) Of these shares, 174,000 are held in the name of Mr. Kong's spouse.

As of the date of this AIF, all of the directors, officers and control persons of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 12,994,131 common shares representing 8.38% of the Company's 155,094,761 common shares issued and outstanding.

10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, within the 10 years prior to the date of this AIF, is or has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (a) while that person was acting in that capacity was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (b) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after that person ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in that capacity.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company, within the 10 years prior to the date of this AIF, is or has been, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company has, within the 10 years prior to this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable making an investment decision.

10.3 Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resource properties.  These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time.  Under the laws of the Province of British Columbia, the directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction.  See also "Item 4.2: Risk Factors".

ITEM 11: AUDIT COMMITTEE

11.1 Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule "A".  A description of the responsibilities, powers and operation of the committee can be found therein.

11.2 Composition of the Audit Committee

The Company has an audit committee (the "Audit Committee") which consists of David Kong (Chair), Jack Austin, and Greg Hawkins.  All of the members are considered independent and financially literate pursuant to National Instrument 52-110 Audit Committees ("NI 52-110").  The Audit Committee will be re-constituted after the 2019 annual general meeting.

11.3 Relevant Education and Experience

The Audit Committee currently consists of David Kong, (Chair), Jack Austin, and Greg Hawkins.  The directors of the Company have determined that all members of the Audit Committee are "independent" and "financially literate" for the purposes of applicable laws and the rules of the TSX and NYSE American. The directors of the Company have also determined that David Kong, Jack Austin, and Greg Hawkins is each an "Audit Committee Financial Expert" for the purposes of applicable laws and the rules of the TSX and NYSE American.  The designation of a member of the Audit Committee as an "Audit Committee Financial Expert" does not make him an "expert" for any purpose, impose any duties, obligations or liability on the member that are greater than those imposed on members of the board of directors (the "Board") who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

The Audit Committee operates under the guidelines of the Audit Committee Charter which is reproduced later in this AIF.  The Audit Committee, among other things, reviews the annual financial statements of the Company for recommendation to the Board, reviews and approves the quarterly financial statements, oversees the annual audit process, the Company's internal accounting controls and the resolution of issues identified by the Company's auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting.  In addition, the Audit Committee meets annually with the Company's auditors both with and without the presence of any members of the Company's management.

David Kong, Director

Mr. Kong holds a Bachelor in Business Administration and earned his Chartered Accountant designation in British Columbia in 1978.  From 1981 to 2004, he was partner at Ellis Foster Chartered Accountants and from 2005 to 2010, a partner at Ernst & Young LLP.  Currently, Mr. Kong is a director of Silvercorp Metals Inc., Uranium Energy Corp., and Gold Mining Inc.  Mr. Kong is a certified director (ICD.C) of the Institute of Corporate Directors.

Jack Austin, Director

The Honourable Jack Austin, P.C., C.M., O.B.C, Q.C., B.A., LL.B., LL.M., Doc.Soc.Sci. (Hon) (Macau), LL.D. (Hon), has over 40 years' experience in law, business, and finance.  After serving as legal counsel to several senior mining companies, including International Mineral Corporation, and to BC Hydro in the development of its Peace River and Columbia River power projects, Mr. Austin was President and CEO of two operating mining companies based in B.C. As a member of the Senate of Canada, he served on the Senate Banking Committee for a number of years.

Greg Hawkins, Director

Mr. Hawkins has been involved in the mining exploration and investment industry since 1969.  He has been variously responsible for the identification and/or delineation of 10 mineral deposits in Canada, USA, Chile, Ghana, Mali, and Zaire (DRC).  Mr. Hawkins has extensive experience directing and managing companies since he has been a founding project consultant or a founding director of seven public and private exploration and development ventures.

11.4 Audit Committee Oversight

During the last year, recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

11.5 Pre-Approval Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section 4 of the Audit Committee Charter.  The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

11.6 External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the services provided by Deloitte LLP, auditors to the Company, to ensure independence.  Fees billed by external auditors for audit services in the last two fiscal years are outlined below:

Nature of Services	Year Ended June 30, 2021 (CAD)	Year Ended June 30, 2020 (CAD)
Audit Fees(1)	$139,000	$205,000
Audit-Related Fees(2)	-	-
Tax- Fees(3)	-	-
All Other Fees(4)	$90,000	$80,000
Total	$229,000	$285,000

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees".  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include the aggregate fees billed for services provided by the principal accountant, other than the services reported in the above items..

ITEM 12: PROMOTERS

The Company did not retain the services of any promoters within the two most recently completed financial years.

ITEM 13: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

13.1 Legal Proceedings

The Company is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

13.2 Regulatory Actions

There are no (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

ITEM 14: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, during the three most recently completed financial years, no director or executive officer, insider, or any associate or affiliate of such insider, or director, or executive officer has had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

The following summarizes the Company's relationship with related parties since July 1, 2020:

Transactions with related parties	Year ended June 30, 2021

Silvercorp Metals Inc.(1)	$616,030

Related Party Transactions are entered into based on normal market conditions at the amounts agreed on by the parties.  As at June 30, 2021, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Due to related parties	Year ended June 30, 2020

Silvercorp Metals Inc.(1)	$50,378

Note:

(1) Silvercorp has two directors and one officer in common with the Company and shares office space with and provides various general and administrative services to the Company.  During the year ended June 30, 2021, the Company recorded total expenses of $616,030 (year ended June 30, 2020 - $586,030) for services rendered and expenses incurred by Silvercorp on behalf of the Company.

ITEM 15: TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar for the Company's common shares is Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

ITEM 16: MATERIAL CONTRACTS

There are no other contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Company's business, that are material to the Company and which were entered into in the most recently completed financial year ended June 30, 2021, or before the most recently completed financial year but are still in effect as of the date of this AIF.

ITEM 17: INTERESTS OF EXPERTS

Names of Experts

Silver Sand Technical Report

AMC was commissioned by the Company to prepare the technical report titled "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020, with an effective date of January 16, 2020 (the "Silver Sand Technical Report").

Qualified Persons who prepared, or contributed to , the Silver Sand Technical Report are identified in that report as follows:  A. Ross, P.Geo., B.Sc., Ph.D.; D. Nussipakynova, P.Geo., B.Sc., M.Sc.; and S. Robinson, P.Geo., B.Sc.; and A. Holloway, P.Eng. B.Eng.(Hons).

Interests of Experts

None of the independent consulting geologists and independent "Qualified Persons" named in "Item 17 Names of Experts", when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except as disclosed below. This information has been provided to the Company by the individual experts.

The Qualified Persons who were responsible for the preparation of the Silver Sand Technical Report beneficially own, directly or indirectly, less than 1% of the Company common shares.

Auditor

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

ITEM 18: ADDITIONAL INFORMATION

Additional information on the Company may be found on the Company's website at www.newpacificmetals.com or under the Company's profile on SEDAR at www.sedar.com.  Additional financial information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its most recent annual meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company's most recent financial statements and the management discussion and analysis for its most recently completed financial year.

SCHEDULE "A"

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF
NEW PACIFIC METALS CORP.

1.0 Purpose of the Committee

1.1 The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries.

2.0 Members of the Committee

2.1 The Audit Committee shall consist of no less than three Directors, each of whom shall be "independent" as defined in accordance with Canadian National Instrument 52-110 and all applicable securities laws and regulations and all applicable stock exchange rules; provided, however, that one or more members of the Committee may be non-independent if permitted by all applicable regulations and stock exchange rules.

2.2  The members of the Committee shall be selected annually by the Board and serve at the pleasure of the Board. Each member of the Audit Committee shall be "financially literate" as defined under Canadian National Instrument 52-110, be able to read and understand fundamental financial statements and satisfy all applicable financial literacy requirements of all applicable regulations. Additionally, if the Company is subject to applicable requirements, at least one member of the Committee shall: be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and be an "audit committee financial expert" within the meaning of U.S. federal securities laws.

2.3  None of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

3.0 Meeting Requirements

3.1 The Committee will meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate in its judgment. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. The Committee may also act by unanimous written consent of all members of the Committee.

3.2 A majority of the members of the Committee shall constitute a quorum.

4.0 Duties and Responsibilities

The Audit Committee's function is one of oversight and shall not relieve the Company's management of its responsibilities for preparing financial statements which accurately and fairly present the Company's financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

(a) be directly responsible, subject to any authority reserved by law to the Company's shareholders, for the appointment, compensation, retention, oversight (including resolution of any disagreements between management and the auditors regarding financial reporting) and discharge of the independent public accountants as auditors of the Company (the "auditors") who perform the annual audit and any other audit, review or other services for the Company in accordance with applicable securities laws;

(b) review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c) review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(d) obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company in a manner consistent with the requirements of applicable securities laws and regulations and applicable stock exchange rules; actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor;

(e) review and discuss with management and the auditors the Company's audited financial statements and accompanying Management's Discussion and Analysis of Financial Conditions ("MD&A"), including a discussion with the auditors of their judgments as to the quality of the Company's accounting principles and report on them to the Board;

(f) review and discuss with management the Company's interim financial statements and interim MD&A and report on them to the Board;

(g) pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(h) evaluate the external auditor's performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(i) periodically review the adequacy of the Company's internal controls and ensure that such internal controls are effective;

(j) review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company's financial reports, and report on them to the Board;

(k) oversee and annually review the Company's Code of Business Conduct and Ethics;

(l) approve material contracts where the Board of Directors determines that it has a conflict;

(m) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the auditing matters, internal accounting controls or other accounting matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(n) engage independent counsel and/or other advisors as it determines necessary to carry out its duties;

(o) satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(p) review and monitor all related party transactions which may be entered into by the Company; and

(q) annually review the adequacy of its charter and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

5.2  The Company shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.